SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October 2012

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE / Preliminary announcement on the disclosure of financial statements

Announcement according to articles 37v, 37w, 37x ff.

AIXTRON SE hereby announces that the following financial reports shall be disclosed :

Report: Quarterly financial report of the group within the 2nd half-year (Q3)

Date of disclosure / German: October 25, 2012

Date of disclosure / English: October 25, 2012

German: http://www.aixtron.com/fileadmin/user_upload/IR/2012/Q3-2012/AIX_QB_3_2012_d.pdf

English: http://www.aixtron.com/fileadmin/user_upload/IR/2012/Q3-2012/AIX_QB_3_2012_e.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 22, 2012	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO